February 9, 2010

VIA EDGAR

Mr. H.R. Hallock, Jr.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Brazos Mutual Funds (File Nos. 811-07881)
Preliminary Proxy Statement on Form Schedule 14A

Dear Mr. Hallock:

The following are responses to the comments that we received from you by telephone on January 15, 2010 regarding the Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”) filed by Brazos Mutual Funds (“Trust”) with the Securities and Exchange Commission on January 5, 2010.  Your comments and the Trust’s responses are set forth below.  Capitalized terms used in this response letter, but not defined, have the same meaning as in the Proxy Statement.

1.
The Proxy Statement states that the closing of the Transaction “is subject to the receipt of various regulatory approvals and consents and the satisfaction of other conditions.”  Please state in your response whether the referenced approvals are from U.S. or foreign regulators.  If the approvals are from U.S. regulators, please identify the approval and the applicable regulator.

The referenced approvals are from regulators in various foreign jurisdictions.

2.
The Proxy Statement states that the total consideration for the Transaction will consist of $300 million in cash and “additional future consideration that includes a performance note and a continuing share of carried interest, valued at approximately $200 million.”  Please explain in your response what a “performance note” and “a continuing share of carried interest” are and discuss whether either would raise a question regarding a conflict of interest with the Trust.

The "performance note" is a contingent debt obligation (the "Note") of Bridge Partners, L.P. (the "Acquiror") in favor of AIG that will be incurred at Closing of the sale (the "Sale") of a portion of AIG's investment advisory and asset management business to the Acquiror.

Securities and Exchange Commission
February 9, 2010

The principal amount of the Note will be capped at a maximum amount of $80 million, subject to downward adjustment at issuance based on a revenue target.  Revenues received by BCM, the investment adviser to the Trust, in respect of advisory services currently provided to the Trust will only account for approximately 0.5% of the revenue target, based on current assets under management and fee rates.

The Note will mature four years after Closing (subject to an optional one-year extension), at which point the amount payable on the Note (principal and interest accrued thereon) will be further subject to downward adjustment, based on (a) a separate revenue-based target that reflects revenues received for the three years after Closing in respect of assets managed on behalf of AIG's insurance subsidiaries and investment products distributed by such subsidiaries and (b) certain economic concessions granted to clients prior to closing.  Based on such subsidiaries' current investment and product distribution activities, revenues from the Trust would not affect the adjustment at maturity.

BCM does not believe that the Note creates a conflict of interest with the Trust, because: (i) neither BCM nor the Trust is an obligor or obligee under the Note; (ii) the Note does not create an incentive for BCM to seek an increase in the fee rate with respect of the advisory services provided by BCM to the Trust because such fee increase would only increase the amount payable by the Acquiror under the Note; (iv) similarly, the Note does not create an incentive for BCM to reduce the level of services that it provides to the Trust since such a reduction would not increase its revenues or otherwise directly impact the Note’s maturity value or any other Note obligations; and (iv) the effect of BCM revenues on the amount payable under the Note is not likely to be material.

The "continuing share of the carried interest" refers to carried interest profits received by the general partners of private equity funds that are currently sponsored by AIG affiliates and will be transferred as part of the Sale.  Subject to certain exceptions, a subsidiary of AIG will retain the rights to receive 20% of the carried interest received by such general partners after Closing, net of certain expenses.  The advisory services provided by BCM to the Trust and the revenues generated by BCM in respect of such services are unrelated to the amount of such payments (or whether they are made); accordingly, BCM does not believe they create a conflict of interest.

3.	Please advise the Staff whether the partners of BCM are being compensated in connection with the Transaction.

The partners of BCM are receiving no compensation in connection with the Transaction.

Securities and Exchange Commission
February 9, 2010

4.
The Proxy Statement states that, in approving the New Agreement, the Board considered, among other factors, PineBridge’s commitment to maintain the current expense reimbursement arrangements with respect to each Portfolio, other than the Growth Portfolio.  Please confirm that PineBridge intends to maintain the current expense reimbursement arrangements for a period of time after the Closing.

PineBridge has contractually agreed to waive management fees and/or reimburse expenses to the extent necessary to maintain each Portfolio’s total annual fund operating expenses at the levels set forth in the Trust’s current prospectus until March 30, 2011.  The proxy statement has been revised to reflect that PineBridge has extended its commitment to the US Focus Equity Fund as well as the other Portfolios.

5.
The table that sets forth the amount of the advisory fees paid by each Portfolio during the fiscal year ended November 30, 2009 reflects a negative balance of $51,366 for the Small Cap Portfolio.  Please advise the Staff whether this amount is a liability of BCM.

The Registrant has updated the advisory fee table.  The negative $37,814 that is currently set forth in the table is not a liability of BCM.  Rather, after waiving 100% of its fees, BCM reimbursed the Small Cap Portfolio an additional $37,814 from its own resources in order to maintain that Portfolio’s expenses at the designated limit.

6.	Please add Mr. Boyce’s position with PineBridge to the table that includes the background and principal occupation(s) of each Trustee.

The Registrant has added Mr. Boyce’s position with PineBridge to the table.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:           James McCain
Gregory Hartmann
Palash Pandya
                   PineBridge Investments LLC